HERSHA HOSPITALITY TRUST
44 Hersha Drive
Harrisburg, PA 17102
Phone: (717) 236-4400
Fax: (717) 774-7383

August 2, 2010

VIA EDGAR

Mr. Kevin Woody, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Hersha Hospitality Trust
Form 10-K for Fiscal Year Ended
December 31, 2009
Filed March 5, 2010
Definitive Proxy Statement
Filed April 15, 2010
File No. 001-14765

Dear Mr. Woody:

This letter is submitted on behalf of Hersha Hospitality Trust, a Maryland real estate investment trust (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s filings referenced above, as set forth in your letter dated July 21, 2010, to Mr. Ashish R. Parikh, Chief Financial Officer of the Company.

For convenience of reference, each Staff comment contained in your July 21, 2010 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2009

Cash Flow Analysis, page 33

1.
We note your disclosure on page 47 that you paid dividends and distributions of roughly $31,586,000 for fiscal year 2009.  We also note that your net cash provided by operating activities for 2009 was roughly $21,532,000.  Please tell us the specific sources of cash used to make distribution payments and the amount from each source including cash from operations.  Please provide similar disclosure in future filings.

RESPONSE:  The Company paid dividends and distributions, including distributions to consolidated joint venture partners, of approximately $31.6 million for the fiscal year ended 2009. The Company funded these dividends and distributions with approximately $21.5 million of cash from operations, approximately $8.5 million of proceeds from the sale of hotel assets and the balance with cash and cash equivalents. The Company respectfully informs the Staff that it disclosed the sources of cash used to make distributions payments and the amount from each source, including cash from operations, on page 32 of its Annual Report on Form 10-K for the year ended December 31, 2009 under the heading “Operating Liquidity and Capital Expenditures.” The Company will continue to provide similar disclosure in future filings when the amount of dividends and distributions for the applicable period exceed cash from operations for the applicable period.

Mr. Kevin Woody, Accounting Branch Chief
United States Securities and Exchange Commission
August 2, 2010

Financial Statements

Consolidated Statements of Equity and Comprehensive Income, page 46

2.	Please tell us the nature of the line item “Reclassification of Noncontrolling Interests.”

RESPONSE:  Effective as of January 1, 2009, the Company adopted Statement of Financial Accounting Standard No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51 (“SFAS 160”), which is now codified as Accounting Standards Codification Topic 810—Consolidation. As a result, the Company reclassified the common units of limited partnership in Hersha Hospitality Limited Partnership (the “Common Units”) held by limited partners other than the Company from “Minority Interest” in the mezzanine section of the consolidated balance sheets to “Noncontrolling Interest” in the equity section of the consolidated balance sheets.

Following the reclassification, the Company considered the guidance provided by Emerging Issues Task Force Topic No. D-98, Classification and Measurement of Redeemable Securities (“EITF D-98”), and Emerging Issues Task Force 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock (“EITF 00-19”), and determined that certain Common Units (the “Redeemable Common Units”) did not meet the requirements for equity classification under EITF D-98. As prescribed by EITF D-98, the Company reclassified the Redeemable Common Units from “Noncontrolling Interests—Common Units” in the equity section of the consolidated balance sheets to “Redeemable Noncontrolling Interests—Common Units” in the mezzanine section of the consolidated balance sheets.

The Company respectfully advises the Staff that the Redeemable Common Units and the basis for the Company’s determination that these units do not meet the requirements for equity classification under EITF D-98 have been disclosed in “Note 1—Organization and Summary of Significant Accounting Policies” to the Company’s audited consolidated financial statements under the heading “Noncontrolling Interest” on pages 51-52 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Mr. Kevin Woody, Accounting Branch Chief
United States Securities and Exchange Commission
August 2, 2010

Exhibit 31.1 and 31.2

3.
We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a).  Specifically, we note you have deleted the language “as of the end of the period covered by this report” from paragraph 4(c).  Please revise your certifications in future filings to comply with the Exchange Act Rules.

RESPONSE:  In future filings, the Company will revise its certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) to include the language “as of the end of the period covered by this report” in paragraph 4(c).

Proxy Statement on Schedule 14A, filed April 15, 2010

General

4.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

RESPONSE:  In connection with the preparation of the Company’s proxy statement for the 2010 annual meeting of shareholders, the Company, with assistance from outside counsel, analyzed the Commission’s recent changes to Item 402 of Regulation S-K. As part of this process, management assessed whether the Company’s compensation policies and practices, including non-executive officer compensation practices, could reasonably have a material adverse effect on the Company. This assessment, assisted by advice of outside counsel of the disclosure solicited by Item 402(s), focused primarily on the design of the Company compensation programs and practices for executive officers and employees as it relates to the business risks that the Company faces.  Specifically, management considered the fact that employees, other than the executive officers who participate in the executive compensation program described in the proxy statement, receive only a small percentage of their total compensation in the form of variable, performance-based compensation.  Further, performance-based compensation to executive officers is primarily in the form of equity awards, which the Company believes encourages actions for long term shareholder value, rather than short term risk taking that could materially and adversely affect the Company’s business.  Management also considered the active role played by the Compensation Committee and the overall design of the executive compensation program, which management believes encourages an appropriate level of risk taking, creates long-term shareholder value and avoids unnecessary or excessive levels of enterprise risk.

Mr. Kevin Woody, Accounting Branch Chief
United States Securities and Exchange Commission
August 2, 2010

Management discussed, both internally and with outside counsel, its assessment of the Company’s compensation practices and programs and whether those practices and programs create risks that could reasonably be expected to have a material adverse affect on the Company.  Based on its assessment and ensuing discussions, management concluded that the Company’s compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.  As a result, the Company believes the disclosure required by Item 402(s) of Regulation S-K was not required.

In connection with the preparation of the proxy statement for the 2011 annual meeting of shareholders and as part of the Compensation Committee’s annual agenda in 2010, management will conduct a similar assessment of whether the Company’s compensation practices, including non-executive officer compensation practices, create risk-taking incentives that could reasonably be expected to have a material adverse effect on the Company. Following completion of this assessment, management will report its findings to the Compensation Committee and discuss with the Compensation Committee those findings in light of the disclosure requirements under Item 402(s) of Regulation S-K.

Board of Trustees and Executive Officers, page 7

5.
For each trustee and trustee nominee, tell us the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a trustee.  Please see Item 401(e)(I) of Regulation S-K.  Confirm that you will provide similar disclosure in future filings.

RESPONSE:  The Company has outlined below the specific experience, qualifications, attributes or skills that led to the conclusion that each trustee or trustee nominee should as a member of the Board of Trustees.  The Company will include disclosure to this effect in future filings.

Experience, Qualifications, Attributes and Skills of Our Trustees and Trustee Nominees

Our Board of Trustees has determined that each of the following persons is qualified to serve as a member of our Board of Trustees based on the specific experience, qualifications, attributes or skills discussed below:

•
Hasu P. Shah.  Our Board of Trustees has determined that Mr. H. Shah’s qualifications to serve on our Board of Trustees include his extensive experience in the lodging industry, including in his role as our former Chief Executive Officer and as the founder of The Hersha Group, a privately-held company that over the past 25 years has developed, owned or managed over 50 hotels across the Eastern United States. With over 25 years of lodging industry experience, Mr. H. Shah has developed a broad network of hotel industry contacts and relationships, including relationships with hotel owners, operators, project managers and contractors and other key industry participants.

Mr. Kevin Woody, Accounting Branch Chief
United States Securities and Exchange Commission
August 2, 2010

•
Thomas S. Capello. Our Board of Trustees has determined that Mr. Capello’s qualifications to serve as one of our trustees include his extensive experience in real estate, banking and capital formation throughout his long career.

•
Eduardo S. Elsztain. Our Board of Trustees has determined that Mr. Elsztain’s qualification to serve as one of our trustees include his substantial experience in the real estate industry, including as Chairman of the Board and Chief Executive Officer of IRSA, a publicly-traded real estate investment firm based in Buenos Aires, Argentina, and his substantial real estate capital markets experience.  As an experienced real estate investor in Argentina and elsewhere, Mr. Elsztain has experience investing in a variety of economic cycles.

•
Thomas J. Hutchison III.  Our Board of Trustees has determined that Mr. Hutchison’s qualifications to serve on our Board of Trustees include his substantial experience in the real estate and lodging industries combined with his extensive leadership experience as a Chief Executive Officer of several SEC reporting REITs, including  CNL Hotels & Resorts, Inc.

•
Donald J. Landry. Our Board of Trustees has determined that Mr. Landry’s qualifications to serve on our Board of Trustees include his 40 years of experience in the lodging and real estate industries, including his roles as Chief Executive Officer, President and Vice Chairman of Sunburst Hospitality Inc  and President of Choice Hotels International, Inc., Manor Care Hotel Division and Richfield Hotel Management.

•
Kiran P. Patel. Our Board of Trustees has determined that Mr. Patel’s qualifications to serve on our Board of Trustees include his extensive experience in the lodging industry, including in his role as a partner and Chief Investment Officer of The Hersha Group.  Mr. Patel has developed a broad network of lodging industry contacts and has extensive experience in acquiring, selling, repositioning, developing and redeveloping hotels.

•
John M. Sabin. Our Board of Trustees has determined that Mr. Sabin’s qualifications to serve on our Board of Trustees include his substantial hospitality industry experience, as well as his substantial legal, finance and accounting experience.  His current and prior service as both General Counsel and Chief Financial Officer of various companies provides the Board of Trustees with valuable insights with respect to finance, accounting, legal and corporate governance matters. He also has prior public company experience as a Chief Financial Officer and finance executive, as well as a director or trustee.

Mr. Kevin Woody, Accounting Branch Chief
United States Securities and Exchange Commission
August 2, 2010

•
Jay H. Shah.  Our Board of Trustees has determined that Mr. J. Shah’s qualifications to serve on our Board of Trustees include his extensive experience in the lodging and real estate industry and his experience negotiating and structuring real estate transactions and real estate-related joint ventures, including in his role as a former practicing real estate attorney. Mr. J. Shah has developed a broad network of hotel industry contacts and his experience includes serving as the Company’s President and Chief Operating Officer.

Compensation Discussion and Analysis, page 16

6.
We note that you have targeted your compensation to the 50th percentile or mid-market in relation to your peer group.  Please tell us how you selected the peer group and where the actual compensation, for each element of compensation, fell relative lo the benchmark.  Confirm that you will provide similar disclosure in future filings.

RESPONSE:  Each year, the Compensation Committee conducts a review of the executive compensation program, including a competitive analysis of the Company’s executive compensation practices versus those of other publicly-traded lodging companies that the Compensation Committee determines are its peers.  Based upon the recommendation of management and the Compensation Committee’s review of the peer groups selected by the Compensation Committees of other publicly-traded lodging REITs that it believes to be comparable to the Company in terms of market capitalization, the Compensation Committee selected to following peer group for the 2009 compensation program:

As of December 31,
		Approximate Total Assets		Approximate Market Capitalization
	Ticker	2008	2009	2008	2009
Ashford Hospitality Trust	AHT	$4.3 billion	$ 3.9 billion	$100 million	$267 million
DiamondRock Hospitality Company	DRH	$2.1 billion	$ 2.2 billion	$457 million	$1.1 billion
FelCor Lodging Trust Incorporated	FCH	$2.5 billion	$ 2.6 billion	$128 million	$250 million
Hersha Hospitality Trust	HT	$1.2 billion	$ 1.1 billion	$145 million	$148 million
LaSalle Hotel Properties	LHO	$2.1 billion	$ 2.0 billion	$454 million	$1.4 billion
Strategic Hotels & Resorts, Inc.	BEE	$2.9 billion	$ 2.6 billion	$125 million	$140 million
Sunstone Hotel Investors, Inc.	SHO	$2.8 billion	$ 2.5 billion	$296 billion	$861 million

Mr. Kevin Woody, Accounting Branch Chief
United States Securities and Exchange Commission
August 2, 2010

The Compensation Committee considered these six companies to be the most relevant peers when compared to our market capitalization and the scope of our operations. The Compensation Committee excluded certain lodging-focused, self-managed REITs that were larger and smaller than the companies named above in terms of total assets and market capitalization, such as Host Hotels & Resorts, Inc. and Supertel Hospitality, Inc. The Compensation Committee, at its discretion, may change the peer group from year to year. Any changes to the peer group and the reasons for such changes will be disclosed in the Company’s proxy statement.

The Compensation Committee targets total compensation opportunity at approximately the median of the peer group. Actual total compensation for any given year may be paid slightly above or below the median for the peer group. In addition, certain elements of compensation may be paid above the median provided that total compensation remains slightly above or below the median for the peer group. For 2009, the Company’s named executive officers’ actual compensation, for each element, and total compensation compared to the peer group as follows:

Executive	Benchmark	Base Salary	Annual Cash Incentive	Equity	Total Compensation
Hasu P. Shah	Chairman	4th of 4	N/A	3rd of 4	4th of 4
Jay H. Shah	CEO	7th of 7	6th of 7	5th of 7	6th of 7
Neil H. Shah	COO	4th of 6	4th of 6	1st of 6	2nd of 6
Ashish R. Parikh	CFO	7th of 7	4th of 7	4th of 6	4th of 7
Michael R. Gillespie	CAO	ISD(1)	ISD	ISD	ISD

(1)	“ISD” means insufficient data (less than three incumbents in the peer group).

The Company will provide disclosure similar to the discussion appearing above in future filings.

Annual Non-Equity Incentive Compensation, page 20

7.
We note your disclosure on page 20 that eligibility for the minimum award under the 2009 non-equity incentive plan occurred when AFFO per share for the year ended December 31, 2009 fell within a range from $0.56 per share to $0.72 per share.  We also note your disclosure that an additional consideration included achieving certain levels of revenue per available room (“RevPAR”) and achieving a minimum fixed charge coverage ratio.  Please tell us the targeted levels of RevPAR and fixed charge coverage ratio.  Please also tell us of any other specific qualitative and quantitative performance objectives for each of your named executive officers.  Describe and quantify to what extent these objectives were met and explain how this impacted the actual compensation awarded.  Confirm that you will provide similar disclosure in future filings.  Refer to Item 402(b)(2)(v) and Instruction 4 to Item 402(b) and Item 402(b)(2)(vii) of Regulation S-K.

Mr. Kevin Woody, Accounting Branch Chief
United States Securities and Exchange Commission
August 2, 2010

RESPONSE:  For 2009, the Compensation Committee established potential annual cash bonus opportunities for the Company’s Chief Executive Officer, Mr. J. Shah, and the Company’s President and Chief Operating Officer, Mr. N. Shah, at a minimum of 50% of base salary to a maximum of 125% of base salary. The potential annual cash bonus opportunity for the Company’s Chief Financial Officer, was set at a minimum of 25% of base salary to a maximum of 100% of base salary. The potential annual cash bonus opportunity for the Company’s Chief Accounting Officer, Michael R. Gillespie, was set at a minimum of 15% of base salary to a maximum of 35% of base salary. The Compensation Committee reserved discretion to award actual cash bonuses in amounts that fell above or below the established range.

The Compensation Committee identified several objective financial criteria that it believed would be meaningful in light of the challenging market conditions facing the real estate and lodging industries.  The table below lists the metrics and the weights assigned to each metric and includes actual performance for the 2009 fiscal year. Each performance criteria selected by the Compensation Committee was achieved.

Weight	Metric	Min. Target	Max. Target	2009 Actual
30%	Adjusted FFO	$0.56	$0.72	$0.57
40%	Fixed Charge Coverage	1.4x	1.7x	1.7x
30%	Same Store RevPAR	$78.50	$83.50	$83.78

As a result of achieving these objective, financial performance measures, the Named Executive Officers became eligible for at least the minimum annual cash bonus described above.  In addition, to these objective, financial measures, the Compensation Committee also established additional position-specific performance goals that were both quantitative and qualitative in nature.  The position-specific performance goals established by the Compensation Committee for the 2009 compensation year included the following:

Chief Executive Officer and Chief Operating Officer

•	Meet with each of the top ten institutional investor accounts at least once per year;

•	Meet with the sales force of two different broker-dealers with significant retail customer bases in an effort to increase interest in the ownership of the Company’s common shares; and

•	Successful completion of each subordinate’s position-specific performance goals outlined below.

Mr. Kevin Woody, Accounting Branch Chief
United States Securities and Exchange Commission
August 2, 2010

Chief Financial Officer and Chief Accounting Officer

•	Complete all SEC filings on a timely basis and maintain full compliance with SEC rules and regulations;

•	Receive an unqualified opinion on the effectiveness of the Company’s internal controls over financial reporting in connection with KPMG LLP’s audit of the same; and

•	Have the Chief Accounting Officer accompany the Chief Executive Officer, the Chief Operating Officer and/or the Chief Financial Officer on at least four investor or lender meetings.

Each of these position-specific performance goals were satisfied with the exception of meeting with the sales force of two broker dealers with substantial retail customer bases. During 2009, management was only able to meet with one such broker dealer.

The Compensation Committee also exercised substantial discretion in setting the actual amount of annual bonus compensation paid to the named executive officers for their service in 2009.  In exercising its discretion, the Compensation Committee considered, among other things, the following:

•	achievement of the objective, financial performance measures and position-specific performance goals noted above;

•	the strong operating results of the Company despite the turmoil in the marketplace in 2009 relative to the Company’s peers;

•
the execution of strategies designed to create liquidity for the Company, including the sale of non-core assets, and the execution of refinancing transactions that allowed the Company to generate cash and extend the maturities of certain debts coming due in the near term;

•	the sale of equity through at-the-market equity offerings and the completion of the equity sale to IRSA’s affiliate, Real Estate Investment Group, LP in August 2009; and

•	the growth in the market price of the Company’s common shares from $2.10 at the beginning of 2009 to $3.14 at the end of 2009, an approximate 49% increase.

The Compensation Committee also recognized the efforts of the named executive officers in positioning the Company to complete the sale of common shares in an underwritten public offering in January 2010. The offering allowed the Company to raise approximately $155 million in gross proceeds, which were used to purchase certain hotels located in New York, New York and increase the Company’s presence in that significant metropolitan market.

Mr. Kevin Woody, Accounting Branch Chief
United States Securities and Exchange Commission
August 2, 2010

As a result of these achievements, the Company’s Chief Executive Officer recommended, and the Compensation Committee approved the following bonuses for 2009:

	Base Salary	Bonus Range as % of Base Salary	% of Maximum Target Awarded	% of Base Salary Awarded	Amount
Chief Executive Officer	$446,250	50% - 125%	80%	100%	$446,250
Chief Operating Officer	$420,000	50% - 125%	80%	100%	$420,000
Chief Financial Officer	$288,750	25% - 100%	100%	100%	$288,750
Chief Accounting Officer	$202,125	15% - 35%	143%	50%	$101,063

*
Incentive compensation was paid in excess of the maximum target award at the discretion of the Compensation Committee based on its assessment of the Chief Accounting Officer’s achievement of position-specific goals.

Long-Term Equity Incentive Compensation, page 21

8.
Please tell us how you determined the stock awards made to the named executive officers in 2009.  Your statement on page 22 that the awards were made “consistent with its philosophy described above” does not provide sufficient detail as to how and why you awarded the amounts you did in 2009.  Confirm that you will provide similar disclosure in future filings.

Mr. Kevin Woody, Accounting Branch Chief
United States Securities and Exchange Commission
August 2, 2010

RESPONSE:  The Compensation Committee uses long-term equity incentive compensation to connect compensation of the named executive officers to overall share performance and to align the economic interests of the named executive officers closely to the long-term interests of the Company’s shareholders. In determining the amount of long-term incentive compensation for each named executive officer in 2009, the Compensation Committee considered the named executive officer’s performance, potential future contributions to the Company, current compensation, importance to the Company over the long-term, performance relative to his or her peers within the Company and retention issues and concerns. Furthermore, the Compensation Committee looked at the overall performance of the Company and other qualitative factors such as team building and infrastructure creation in determining long-term incentive compensation for each of the named executive officers in 2009. The Compensation Committee can and does exercise discretion regarding its determination of long-term equity incentive compensation.  The Company will provide similar disclosure in future filings to explain how and why the Compensation Committee awards long-term equity incentive compensation to the named executive officers.

Mr. Kevin Woody, Accounting Branch Chief
United States Securities and Exchange Commission
August 2, 2010

On behalf of the Company, I hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding the foregoing, please do not hesitate to contact the undersigned by phone at (717) 236-4400.

Very truly yours,

/s/ Michael R. Gillespie

Michael R. Gillespie
Chief Accounting Officer

cc:	Ashish R. Parikh
James S. Seevers, Jr.